

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

<u>Via E-mail</u>
Edward Feintech
Chief Executive Officer
Smoky Market Foods, Inc.
1511 E. 2nd Street
Webster City, IA 50595

      Re: Smoky Market Foods, Inc.
              Item 4.01 Form 8-K
              Filed May 30, 2014
              File No. 000-52158

Dear Mr. Feintech:

We have reviewed your filing and have the following comment. We think you should amend your filing in response to this comment. If you disagree, we will consider your explanation as to why an amendment is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

1.   We note that you have filed the resignation letter received from Silberstein Ungar as Exhibit 16.1 to your Item 4.01 Form 8-K. Item 3-04(a)(3) requires you to provide your former accountant with a copy of the disclosures you are making in your Item 4.01 Form 8-K and request the former accountant to furnish you with a letter addressed to the Commission stating whether it agrees with the statements made by you in the Item 4.01 Form 8-K and, if not, stating the respects in which it does not agree. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission as exhibit 16 within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

Please amend your filing and respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3308.

Sincerely,

/s/ Patrick Kuhn

Patrick Kuhn
Staff Accountant